Press Release – 5th December 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Lefa Project Update

The Company is pleased to provide the following update on the progress of the rectification and expansion program at LEFA.

Highlights

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First consignment of agitator shafts and motors arrived in Conakry on Sunday December 2nd

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Transport to site commenced Tuesday December 4th

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First consignment of agitator gearboxes to be air freighted from Brussels on December 8th

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Power station generators 7 and 8 commissioned in November

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Completed re-line of SAG mills 1 and 2 in November

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Upgraded pumping and pipeline capacity to allow for higher throughput

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Mining equipment commissioned. Mining rates for November exceeded the monthly average planned for 2008.

Major project completion anticipated by the end of Q1 2008

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Installation of agitators, motors and gearboxes

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Overhaul of the apron feeders at Fayalala and Lero Crushing Stations

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Completion of HFO (Heavy Fuel Oil) conversion at the power plant

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Completion of gravity circuit and gold room upgrade required to achieve new production targets

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Completion of on-site assay laboratory

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Completion of heavy plant workshops

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Preparation for the wet season

Agitators, motors and gear boxes

The first consignment comprising six agitators, motors and ancillary equipment arrived in Conakry on Sunday December 2nd ahead of the project schedule. The agitators have been designed and manufactured by Afromix in South Africa. Transport of the equipment to site commenced Tuesday December 4th.

The remaining 6 units plus operational spares have been manufactured and will be sent by sea freight. This consignment is expected to arrive in Conakry in mid January. The gearboxes for the agitators have been manufactured in Brussels and the first consignment of six will be ready for airfreight to Conakry on December 8th. The second consignment, plus operating spares, will be dispatched shortly after also by airfreight.

The company will be assisted by Afromix engineers with the installation of the agitators. In total, there are 12 agitators to install and expected completion is around the end of Q1, 2008.

Power plant

The power plant is currently running on diesel oil and will be converted to operate with heavy fuel oil (HFO). This change is anticipated to reduce cash costs by an estimated 15-20 USD per ounce. Commissioning of the HFO treatment and conditioning plant is in progress and generators 7 and 8 will start operating on HFO by the end of December. The rebuilding and conversion of the remaining generators to HFO will occur progressively and is expected to be concluded by end of Q1. The conversion and re-builds are being managed by the original equipment manufacturers, Wartsilä.

www.crewgold.com

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Apron feeders

Together with the upgrade and rehabilitation of the agitators, motors and gearboxes in the leach and absorption tanks, an upgrade and rehabilitation of the apron feeders at both crushing stations, Lero and Fayalala, is required to achieve the desired levels of CIP plant throughput. The delivery of replacement components for the two apron feeder is being expedited, and a major overhaul of both apron feeders is planned during Q1 of 2008.

Mill upgrade

Major maintenance work has taken place on SAG mills 1 and 2 with both being relined during Q4 2007. In preparation for upgrade of the capacity of the CIP Plant a design review report has been undertaken by engineering consultants who confirm that the revised design capacity of the plant can be achieved with the planned modification and rectification works that are currently in progress. The intended mill upgrade has been supported by a number of modifications already made to the plant in the past 12 months such as increasing the capacity of some of the slurry pumps and pipelines.

Mining performance

Mining production has progressively increased with excavator production rates now in line with that forecast during the feasibility study.  Total mine production (ore plus waste) for November was the best so far at 1.36 million BCM and exceeds by 20% the monthly average planned for 2008.  This performance results from improved planning, equipment utilisation, the positive impact of operator training and recruitment of key mining operations personnel.

Wet season preparation

Another important component of the rectification and expansion program is the preparation of the site for operation during the wet season. Operating plans have been prepared for completion in the New Year prior to the onset of rains in June-July next year. These include mine dewatering and river diversions, plant spillage control and storm water drainage, road drainage and most importantly a joint government sponsored plan to upgrade the main road into site to allow logistical support during the future wet seasons.

Community support

The project enjoys strong local community support. Company management continues to successfully engage our employees, the local authorities and communities in the area. A recent achievement that demonstrates the success and strength of our ongoing relationships include the relocation of families living in the Camp de Base area and subsequent demolition of the dwellings located there. Exploration drill rigs will be moving into this previously occupied and under explored area this week.

Management has recently concluded negotiations with the labour union to clarify and simplify the previous pay category system without industrial dispute.

The Company is actively engaged in improving living conditions for its employees and the community. The Company has constructed schools and water bores and in November a new clinic was opened in the village of Lero. The medical program is underpinned by prevention programs in partnership with respected NGO’s to improve health and promote awareness including natal care and HIV-AIDS.

Jan Vestrum President and CEO of Crew commented, “We are pleased to report the upgrade and rectification program for LEFA which the Company embarked on in May this year is progressing according to plan. The Company took a pro-active decision in May to upgrade the plant and increase capacity to better be able to meet the cost pressures that the industry is experiencing. With the construction of the LEFA CIP plant and a strong increase in reserves over the last two years from 2.3 million ounces to approximately 3.8 million ounces by mid 2007, management believes that the fundamentals are in place to return value to share holders over time.”

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as "believes", "anticipates", "continue", "could", "expects", "indicates", "plans", "will", "may", "projects", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew's actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading "Risks and Uncertainties" in Crew's Annual Information Form dated April 2, 2007, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.

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